Commission File No. 1-08346

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2003

TDK CORPORATION

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	x	Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.

Yes	No	x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b). 82-____________

SIGNATURES
NOTICE OF RESOLUTIONS OF THE 107TH ORDINARY GENERAL MEETING OF STOCKHOLDERS

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly Caused this to be signed on its behalf by the undersigned thereunto duly authorized.

TDK Corporation
(Registrant)

June 30, 2003

	BY:	/s/ Noboru Hara Noboru Hara General Manager General Administration Department

To: Stockholders

June 27, 2003

TDK Corporation (the “Company”) 13-1, Nihonbashi 1-chome Chuo-ku, Tokyo

Hajime Sawabe President and Representative Director

NOTICE OF RESOLUTIONS OF
THE 107TH ORDINARY GENERAL MEETING OF STOCKHOLDERS

Dear Sirs:

You are hereby notified that the following matters were reported and resolved upon at the 107th Ordinary General Meeting of Stockholders held today.

Particulars

Matters Reported:

Report on the balance sheet as of March 31, 2003 and the business report and the statement of income for the 107th fiscal year (from April 1, 2002 to March 31, 2003)
The contents of the above financial statements were reported.

Matters Resolved:

First Item:	Approval of proposal for appropriation of retained earnings for the 107th fiscal year
This proposal was approved and resolved as originally proposed. It was decided that the year-end dividend will be ¥25 per share (together with the interim dividend, the total dividend is ¥50.00 per share).

Second Item:	Partial amendments to the Articles of Incorporation
This proposal was approved and resolved as originally proposed. The contents of the amendments are changes in provisions that were affected by the computerization of corporate documents and necessary changes in provisions relating to the establishment of a system for invalidation of share certificates, the adoption of a system for making a request to the Company for sale of shares constituting less than one unit and the reduction in number of the quorum required for the special resolution at the general meeting of shareholders, as a result of the enforcement of the “Law regarding the Partial Amendments to the Commercial Code, etc. of Japan” (Law No. 128, 2001) and “Law regarding the Partial Amendments, etc. to the Commercial Code, etc. of Japan” (Law No. 44, 2002). In addition, the Company changed the chairman of the General Meeting of Stockholders and the Board of Directors, and shortened the term of office of Directors to 1 year. Accordingly, to respond to such changes, the Company made the necessary amendments to relevant provisions. The supplementary provisions were established in order to clearly stipulate that the previous provisions before

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amendments shall be applied to the term of office of Directors who were elected at the 106th Ordinary General Meeting of Stockholders held on June 27, 2002. In addition, certain Articles were renumbered in connection with the addition and deletion of Articles, and some expressions were amended.

Third Item:	Acquisition of own shares of the Company
This proposal was approved and resolved as originally proposed. The Company will acquire 500,000 shares of common stock of the Company, with a maximum aggregate acquisition cost of ¥2.3 billion, pursuant to Article 210 of the Commercial Code of Japan, during the period from the closing of this Ordinary General Meeting of Stockholders to the closing of the next Ordinary General Meeting of Stockholders in 2004.

Fourth Item:	Issuance of stock acquisition rights, in order to grant such rights to Directors, corporate officers and key employees of the Company and its associated companies
This proposal was approved and resolved as originally proposed. The Company will issue stock acquisition rights with a maximum of 500,000 shares of common stock of the Company, pursuant to Article 280-20 and Article 280-21 of the Commercial Code of Japan, in order to grant such rights as a stock option to Directors, corporate officers and key employees of each of the Company and its associated companies.

Fifth Item:	Election of five (5) Corporate Auditors
This proposal was approved and resolved as originally proposed. Messrs. Takuma Otsuka and Osamu Nakamoto were re-elected and re-assumed the office of Corporate Auditors, and Messrs. Masaaki Miyoshi, Kazutaka Kubota and Kaoru Matsumoto were newly elected and assumed the office of Corporate Auditors. Three Corporate Auditors, namely, Messrs. Osamu Nakamoto, Kazutaka Kubota and Kaoru Matsumoto are outside Corporate Auditors as prescribed in Section 1, Article 18 of the “Law Concerning Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha”.

Sixth Item:	Presentation of retirement grants to the resigning Corporate Auditors
This proposal was approved and resolved as originally proposed. The retirement grant will be presented to each of the Corporate Auditors to resign upon the completion of the term of office, namely, Messrs. Yutaka Mori and Hiromi Kitagawa, in appreciation of their meritorious services to the Company within reasonable amounts based on the specified standards of the Company. It was approved and resolved that the amounts, the date of presentation and procedures will be entrusted to the determination among Corporate Auditors.

Seventh Item:	Appointment of Certified Public Accountants
This proposal was approved and resolved as originally proposed. Shin Nihon & Co., the Company’s independent certified public accountants, resigned due to the expiry of the term of office at the closing of this Ordinary General Meeting of Stockholders and AZSA & Co. was newly elected.

- End -

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     After the closing of this Ordinary General Meeting of Stockholders, Messrs. Takuma Otsuka and Masaaki Miyoshi were respectively elected and assumed the office of Full-time Corporate Auditors among Corporate Auditors.

     Messrs. Osamu Nakamoto, Kazutaka Kubota and Kaoru Matsumoto are outside Corporate Auditors as prescribed in Section 1, Article 18 of the “Law Concerning Special Exceptions to the Commercial Code Concerning Audit, etc. of Kabushiki Kaisha”.

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